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                                     Filer: Brown & Brown, Inc.
                                     Subject Company: Golden Gate Holdings, Inc.
                                     Commission File No.: 333-67418

   This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended


                              GOLDEN GATE HOLDINGS
                       4040 CIVIC CENTER DRIVE, SUITE 520
                          SAN RAFAEL, CALIFORNIA 94903

                            NOTICE OF POSTPONEMENT OF
                         SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Golden Gate Holdings, Inc.:

         Notice is hereby given that the special meeting of shareholders of Golden Gate Holdings, Inc. to be held on Friday, August 31, 2001, at 10:00 a.m., Pacific Time, is canceled. We currently are planning towards scheduling a special meeting of shareholders on September 21, 2001, and completing the merger on October 1, 2001. Once a new special meeting date is set, we anticipate sending you a notice of the special meeting, along with a copy of the proxy statement/prospectus and voting materials, at least 20 days prior to the date of the special meeting.

         We called the special meeting to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization, dated as of July 25, 2001, as amended, among Brown & Brown, Inc. ("Brown & Brown"), and Golden Gate Holdings, Inc.

         Brown & Brown filed a registration statement with the Securities and Exchange Commission ("SEC") to register the shares of Brown & Brown common stock to be received by you in exchange for your shares of Golden Gate Holdings common stock. The SEC has not yet completed its monitoring of the registration statement, and Brown & Brown cannot issue any such shares to you and the merger cannot be completed until after the SEC declares the registration statement effective. Brown and Brown currently believes its discussions with the SEC regarding the registration statement are nearing conclusion. However, we cannot predict when the SEC may declare the registration statement effective. Once the registration statement is declared effective, we will send another notice of special meeting of shareholders setting forth the definitive date and time of the special meeting.

         THE REGISTRATION STATEMENT FILED BY BROWN & BROWN WITH THE SEC CONTAINS A PROXY STATEMENT/PROSPECTUS TO BE USED BY GOLDEN GATE HOLDINGS, INC. IN CONNECTION WITH ITS SOLICITATION OF SHAREHOLDER APPROVAL OF THE PROPOSED MERGER, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION REGARDING BROWN & BROWN, GOLDEN GATE HOLDINGS, INC., THE PROPOSED MERGER AND INSTRUCTIONS AS TO HOW TO VOTE YOUR SHARES OF GOLDEN GATE HOLDINGS, INC. COMMON STOCK.

         YOU CAN OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT BROWN & BROWN, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BROWN & BROWN, INC., ATTN: CORPORATE SECRETARY, 401 EAST JACKSON STREET, SUITE 1700, TAMPA, FLORIDA 33602 (813-222-4100), OR TO GOLDEN GATE HOLDINGS, INC., ATTN: BRUCE RICCI, 4040 CIVIC CENTER DRIVE, SUITE 520, SAN RAFAEL, CALIFORNIA (415)479-1800.



                                       By order of the Board of Directors,

                                       /s/ Marie Cavanagh
                                       ----------------------------------
                                       Secretary
SAN RAFAEL, CALIFORNIA
AUGUST 24, 2001